UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NTR ACQUISITION CO.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

629415100

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]    Rule 13d-1(b)
[     ]    Rule 13d-1(c)
 [     ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Exhibit Index: Page 8

CUSIP NO. 629415100	Page 2 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

HALCYON ASSET MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,300,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,300,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,300,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.29%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 629415100	Page 3 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

HALCYON OFFSHORE ASSET MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[	]
b.	[ X ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,300,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,300,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,300,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.29%

12	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 629415100	Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

NTR Acquisition Co. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

100 Mill Plain Road, Suite 320
Danbury, CT 06811

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Halcyon Asset Management LLC; and
ii)	Halcyon Offshore Asset Management LLC.
Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 477 Madison Avenue, New York, NY 10022.

Item 2(c)	Citizenship:

1)	Halcyon Asset Management LLC is a Delaware limited liability company; and
2)	Halcyon Offshore Asset Management LLC is a Delaware limited liability company.
Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the "Shares").

Item 2(e)	CUSIP Number:

629415100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [	]	Broker or dealer registered under Section 15 of the Act;

(b) [	]	Bank as defined in Section 3(a)(6) of the Act;

(c) [	]	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [	]	Investment Company registered under Section 8 of the Investment Company
Act of 1940;

(e)  [ X ]    Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP NO. 629415100	Page 5 of 9 Pages

(f) [	]	Employee Benefit Plan or Endowment Fund in accordance with 13d-
1(b)(1)(ii)(F);

(g) [	]	Parent Holding Company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G);

(h) [	]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance
Act;

(i) [	]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ X ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 1,300,000 Shares.

Item 4(b)	Percent of Class:

As of November 10, 2008, the number of Shares outstanding was 24,557,205 according to the Issuer’s Form 10-Q filed on November 13, 2008. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.29% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Halcyon Asset Management LLC
(i)	Sole power to vote or direct the vote	1,300,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,300,000
(iv)	Shared power to dispose or to direct the disposition of	0

Halcyon Offshore Asset Management LLC
(i)	Sole power to vote or direct the vote	1,300,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,300,000
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

CUSIP NO. 629415100	Page 6 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

All of the Shares set forth in Item 4 are owned by various investment advisory clients of the Reporting Persons, which are deemed to be beneficial owners of those Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to their discretionary power to make investment decisions over such shares for their clients and their ability to vote such shares. In all cases, the investment advisory clients of the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from (or the proceeds from the sale of) the shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons listed in Item 2(a), both of which are registered as investment advisers under Section 203 of the Investment Advisers Act of 1940, may be deemed to be a group. The Reporting Persons share common ownership and management.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 629415100	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2009	HALCYON ASSET MANAGEMENT LLC
Name:	/s/ Thomas Hirschfeld
By:	Thomas Hirschfeld
Title:	Managing Principal and Chief Operating Officer

Date: February 11, 2009	HALCYON OFFSHORE ASSET MANAGEMENT LLC
Name:	/s/ Thomas Hirschfeld
By:	Thomas Hirschfeld
Title:	Managing Principal and Chief Operating Officer

CUSIP NO. 629415100	Page 8 of 9 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 11, 2009, by and among the Reporting Persons	9

CUSIP NO. 629415100	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of NTR Acquisition Co. dated as of February 11, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 11, 2009	HALCYON ASSET MANAGEMENT LLC
Name:	/s/ Thomas Hirschfeld
By:	Thomas Hirschfeld
Title:	Managing Principal and Chief Operating Officer

Date: February 11, 2009	HALCYON OFFSHORE ASSET MANAGEMENT LLC
Name:	/s/ Thomas Hirschfeld
By:	Thomas Hirschfeld
Title:	Managing Principal and Chief Operating Officer